

June 29, 2006

Mail Stop 3561

Mr. Charles B. Jarrett, Jr.
Griffith, McCague & Wallace, P.C.
The Gulf Tower, 38th Floor
Pittsburgh, PA 15219

> **Re: SuperDirectories, Inc.**
> **4.02 Form 8-K/A2 dated March 30, 2006**
> **Filed June 7, 2006**
> **File No. 0-51533**

Dear Mr. Jarrett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please expand the first paragraph of your disclosure to state the date on which your independent auditors first advised you that errors existed in your financial statements as required by Item 4.02(b)(1) of Form 8-K. Since changes were made

to multiple items, please explain the date for each significant item, or state the reasons that such information cannot be provided.

2.   As previously requested, please revise the description of the other miscellaneous errors in the sixth paragraph of the Item 4.02(b) disclosure because the amounts for such items appear to be material.

3.   As previously requested, please tell us if the amounts for other miscellaneous items in the schedule of changes on the fourth page, includes any net amounts. All amounts should be presented on a gross basis. Further, if any individual items contributed more than 10% of the other miscellaneous items, they should be stated separately.

4.   Please provide your independent accountant with a copy of the revised disclosures you are making in response to this Item 4.02(b) and request that the independent accountant promptly furnish a letter stating whether they agree with your Item 4.02 disclosures, and if not, the respects in which they do not agree. The letter from your independent accountants should be filed as an Exhibit in an amendment to the Form 8-K.

Please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call the undersigned at (202) 551-3237.

Sincerely,

Maureen Bauer
Staff Accountant